                                                                      EXHIBIT 12



                            VASTAR RESOURCES, INC.
                                  EXHIBIT 12
               STATEMENT SETTING FORTH DETAIL OF COMPUTATION OF
                      RATIO OF EARNINGS TO FIXED CHARGES
                                  (Unaudited)


                                            For the years ended
                                                December 31,
                                        -----------------------------
(Millions of dollars)                    1997     1996    1995   1994
except ratio amounts)                   ------   ------  ------ ------
Income from continuing operations
before income taxes, minority
interest and cumulative effect of
change in accounting principle(1)......  $234.6  $212.7  $ 56.2  $153.6
Fixed Charges:
Interest expense charged to income,
and portion of rentals
representative of interest(2)...........   47.8    52.3    57.0    66.3
Capitalized Interest....................    ---     ---     ---     ---
                                         ------  ------  ------  ------
Total fixed charges.....................   47.8    52.3    57.0    66.3
                                         ------  ------  ------  ------
Earnings (1) + (2)                       $282.4  $265.0  $113.2  $219.9
                                         ======  ======  ======  ======
Ratio of earnings to fixed charges          5.9     5.1     2.0     3.3
                                         ======  ======  ======  ======

The Company has no issuances of preferred stock.
Prior to the inception of the Company on October 1, 1993, the determination of fixed charges is not applicable in that the Company had no incurred debt. The Company's ratio of earnings to fixed charges for the three months ended December 31, 1993 was 1.2.